FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Second Quarter 2021 Results
and Conference Call

Toronto, Ontario (July 7, 2021) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its second quarter 2021 financial results after market close on Wednesday, July 28, 2021. Senior management will host a conference call on Thursday, July 29, 2021 at 10:00 am ET to discuss the results.

Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:                (416) 340-2217
Toll free (Canada and the United States):        (800) 806-5484
Participant passcode:                    3079443#
Webcast:                        www.alamosgold.com

A playback will be available until August 29, 2021 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 7317600#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.